Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

January 27, 2020	NR 20-02

Alianza Signs Option Agreement with Coeur to explore the Tim High-Grade Silver-Lead-Zinc Property, Yukon

●	High-grade silver mineralization in historic trenches
●	Detailed mapping, trenching and soils program for 2020
●	Tim Project is 12 kilometers from Coeur’s Silvertip Mine

Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) has signed the Option Agreement relating to a Letter of Intent with a wholly owned subsidiary of Coeur Mining, Inc. (NYSE:CDE) (“Coeur”), to explore the road-accessible Tim Property (“Tim” or the “Property”) in the southern Yukon Territory. Exploration at Tim is targeting high-grade silver-lead mineralization similar to that being mined by Coeur at its Silvertip operation, located 12 kilometers south of the Property.

Coeur can earn an 80% interest in the Property by (i) funding $3.55 million in exploration over five years and (ii) making scheduled cash payments totalling $575,000 over eight years. Coeur must also fund a feasibility study and notify Alianza of its intention to develop a commercial mine on the property on or before the 8th anniversary from the date of notification of the class 1 exploration permit.

“We are very pleased to have partnered with Coeur to advance the Tim Silver Property,” stated Jason Weber, President and CEO of Alianza Minerals. “Tim looks to be a Silvertip analog, and the Coeur team is an obvious choice to move the project forward. It will be a great advantage to have Coeur’s geological expertise applied to the project.”

The 2020 exploration program at Tim is expected to target high-grade silver-lead-zinc Carbonate Replacement Mineralization (“CRM”), similar to that found at Coeur’s Silvertip operation. Coeur’s tentative exploration plans are in-line with those recently announced by Alianza, and will consist of detailed mapping, soil geochemical surveys and reopening old trenches, which date back to 1988.

Tim Property – History

In 2013, Alianza completed a focused work program and re-evaluated a historical zone of silver-lead rich Carbonate Replacement Mineralization (CRM) originally exposed by mechanized trenching in 1988.  Historical chip sampling across the zone returned 352 g/t silver and 9.12% lead across 4.00 metres. In addition to this exposure, similar mineralization was also reported in adjacent trenches 180 and 250 metres on either side of the central trench. This zone has never been tested with drilling. Alianza resampled the central trench in 2013, returning 3.7 metres assaying 365 g/t silver and 7.5% lead from a channel sample.

About Alianza Minerals Ltd.

Alianza employs an exploration model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 82.4 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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